 Exhibit 10.1

Execution Version

AMENDED AND RESTATED TERMS AND CONDITIONS IN CONNECTION WITH THE OWNERSHIP TRANSFER OF THE BELLE AYR AND EAGLE BUTTE MINES FROM THE SELLER PARTIES TO EAGLE SPECIALTY MATERIALS, LLC

Set forth below is a summary of the material terms of the arrangements between Contura Energy, Inc., a Delaware corporation (“Contura”), and Eagle Specialty Materials, LLC, an Ohio limited liability company (“Operating Company”, and together with Contura, the “Parties”), in connection with the proposed ownership transfer of the Western Mines (as defined below) from the Seller Parties (as defined below) to Operating Company (the “Transfer”). This term sheet (this “Term Sheet”) (i) is dated as of October 18, 2019 (the “Closing Date”, and the transactions between the Parties set forth in this Term Sheet will close simultaneous with the ownership transfer of the Western Mines (as defined below) on the Closing Date (such closing of the ownership transfer, the “Closing”), unless otherwise expressly stated in this Term Sheet), (ii) amends and restates the term sheet between the Parties dated September 15, 2019, as amended (such term sheet, the “Original Term Sheet,” and such date, the “Signing Date”) and (iii) subject to the terms and conditions set forth below, is a binding obligation of the Parties hereto.

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1. Recitals:

The Parties acknowledge and agree as follows:

•      as part of, or related to, the Chapter 11 bankruptcy auction of Blackjewel, L.L.C. (“Blackjewel”) and certain of its subsidiaries and affiliates (collectively, the “Debtors” or the “Seller Parties”, as applicable), Contura agreed, among other things, to serve as the stalking horse purchaser to acquire the Pax, Belle Ayr and Eagle Butte Mines (the Belle Ayr and Eagle Butte Mines are referred to herein as the “Western Mines”);

•      Contura provided a cash deposit of $8.1 million to the Seller Parties (the “Purchase Deposit”), to be applied to the purchase price of the acquisition of the Pax Mine and/or the Western Mines;

•      Contura and the Seller Parties closed the purchase and sale of the Pax Mine on September 18, 2019, and in connection therewith $5.05 million of the Purchase Deposit was applied to reduce the consideration payable in connection therewith;

•      Contura (i) controls the Purchased Permits (as defined in the Permit Operating Agreement dated December 8, 2017 between Contura Coal West (as defined below) and Blackjewel), (ii) has posted the bonds with the Land Quality Division of the Wyoming Department of Environmental Quality (“DEQ”) securing the reclamation obligations related to the Western Mines (such reclamation obligations, the “Reclamation Obligations” and such bonds, the “Contura Bonds”) and (iii) has posted $9 million of cash collateral in respect of the Contura Bonds (the “Contura Cash Collateral”);

•      Contura has previously posted certain collateral (including an approximately $19 million letter of credit) and corporate guarantees in respect of certain bonds of Blackjewel (“Contura Blackjewel Collateral”);

•      the equipment at the Western Mines is owned by Blackjewel; provided, however, that (i) Riverstone Credit Partners – Direct L.P., a

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        Delaware limited partnership (“Riverstone”) purports to have a first priority lien (the “Riverstone Lien”) on some or all the equipment at the Western Mines (the “Mine Equipment”) securing certain obligations owed to Riverstone by Blackjewel (the “Riverstone Debt”) and (ii) Contura purports to have a first priority lien (the “Contura Lien”) on some or all the Mine Equipment securing certain obligations owed to Contura by Blackjewel;

•      Contura Wyoming Land, LLC, a Delaware limited liability company and a controlled affiliate of Contura (“Contura Land”), owns two ranches referred to by the Parties as the Belle Ayr Ranch and the Black Thunder Ranch (collectively, the “Ranches”), and each Ranch is posted as collateral by Contura to the DEQ to partially secure Contura’s reclamation obligations to the State of Wyoming (the “Real Property Collateral”);

•      the Federal government, through the Bureau of Land Management (“BLM”), has alleged that Contura Land owes certain royalties, and interest and penalties thereon, generated by the Western Mines, which Blackjewel is obligated to, but failed to, pay (the “Federal Royalty Claim”);

•      Campbell County in Wyoming (“Campbell County”) has alleged that Contura Coal West, LLC, a Delaware limited liability company (“Contura Coal West”), owes certain taxes which Blackjewel is obligated to, but failed to, pay; and

•      Operating Company desires to acquire the Western Mines from the Seller Parties (in lieu of Contura acquiring such assets), and the Parties entered into the Original Term Sheet to reflect the agreements between the Parties related to the contemplated ownership transfer of the Western Mines pursuant to such acquisition from the Seller Parties to Operating Company.

•      The Parties are entering into this Term Sheet to amend and restate the Original Term Sheet.

2. Post Signing Date Additional Agreements; DOJ Settlement Proposal

The Parties have entered into the following agreements (collectively, and together with any definitive documentation that may subsequently be entered into in connection therewith, the “Additional Agreements”):

•     A binding term sheet or definitive agreement among Operating Company and the Seller Parties providing for, among other things, the purchase of the Western Mines by Operating Company from the Seller Parties for consideration consisting of (i) an agreed amount of cash and (ii) the assumption of certain liabilities including the Reclamation Obligations and certain administrative claims against the Seller Parties (such term sheet (and/or, as applicable, to the extent it is superseded by one or more definitive agreements with respect thereto, such definitive agreement(s)) or

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 definitive agreement, the “Western Mines Purchase Term Sheet”;.

•     A binding term sheet or definitive agreement among Contura and the Seller Parties that, among other things, provides (i) for an agreement by the parties thereto that the rights and obligations of Contura to purchase from the Seller Parties the Western Mines have terminated, (ii) that at Closing Contura will waive its rights with respect to the remaining portion of the Purchase Deposit relating to the Western Mines, (iii) the Seller Parties will dismiss the previously filed applications to transfer the Purchased Permits to one of the Seller Parties and will use commercially reasonable efforts to have certain sureties release to Contura certain collateral previously posted and (iv) the Seller Parties will grant a release to Contura and its affiliates in respect of certain claims.

•     A binding term sheet or definitive agreement among Operating Company, Riverstone and the Seller Parties providing for certain matters relating to the Riverstone Debt.

•     A binding term sheet or definitive agreement among Campbell County, Operating Company, Blackjewel and Contura Coal West pursuant to which, among other things, (i) Operating Company agrees to make certain payments to Campbell County, (ii) Campbell County releases certain claims against Blackjewel and Contura arising out of or attributable to the Western Mines and (iii) Contura makes a payment to Campbell County of $13.5 million.

•     A binding term sheet or definitive agreement among the State of Wyoming, Operating Company, Blackjewel and Contura pursuant to which, among other things, (i) Operating Company agrees to make certain payments to the State of Wyoming and (ii) the State of Wyoming releases certain claims against Blackjewel and Contura arising out of or attributable to the Western Mines.

•     A binding term sheet or definitive agreement among Contura, Contura Coal West, Operating Company and all applicable sureties pursuant to which, among other things, the applicable sureties (i) agree that if the DEQ makes a demand for payment pursuant to the Substitute Bonds (as defined below) the sureties will promptly act in accordance with the terms of the Substitute Bonds, (ii) agree that notwithstanding anything in the Substitute Bonds, any obligation under applicable law or anything otherwise to the contrary (including any language in the Substitute Bonds making or purporting to make Contura Coal West jointly and severally liable thereon), neither Contura nor any of its affiliates will have any liability in respect of or relating to the Substitute Bonds or the obligations secured thereby and (iii) acknowledge and agree to the AVS Agreement (as defined below). For the

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        avoidance of doubt, neither Contura nor any of its affiliates will be required to make any payments pursuant to the foregoing arrangements.

•     A binding term sheet or definitive agreement among Contura Coal West, the United States Department of Interior’s (“DOI”) Office of Surface Mining, Reclamation and Enforcement (the “OSMRE”), FM Coal, LLC (“FM Coal”) and Operating Company providing for, among other things, the matters set forth on Annex A (the “AVS Agreement”).

Operating Company has submitted to the Department of Justice (“DOJ”) a proposed term sheet between Operating Company and certain Federal agencies that is recommended for approval by the Civil Division of the DOJ pursuant to which, among other things, (i) Operating Company will agree to make certain payments to one or more of the Federal agencies party thereto necessary to cure the unpaid prepetition claims against Blackjewel with respect to the federal leases associated with the Western Mines and (ii) upon payment of certain amounts by Operating Company, Contura and its affiliates will have no further potential liability in respect of certain federal claims against Contura and its affiliates (such proposal or any revised version thereof, the “DOJ Settlement Proposal”), and any revised version thereof shall be on terms and conditions, as they relate to Contura, that are reasonably satisfactory to Contura. For the avoidance of doubt, neither Contura nor any of its affiliates will be required to make any payments pursuant to the foregoing arrangements.

3. Permit Operating Agreement Consent

Contura agrees that from the Closing Date until the earlier of (i) the date on which the Purchased Permits transfer to Operating Company and (ii) August 30, 2020 (as may be extended by mutual consent agreement of Contura and Operating Company, such consent not to be unreasonably withheld by Contura), Contura hereby gives its consent for Blackjewel to permit Operating Company to operate under the Permit Operating Agreement dated December 8, 2017 between Contura Coal West and Blackjewel (the “Permit Operating Agreement”), but subject to Operating Company’s compliance with the following covenants (which Operating Company agrees it will comply with):

•      Operating Company will pay on or before they are due all royalties, taxes, AML fees and other amounts arising from mining operations under the Purchased Permits; and

•      Operating Company will (i) comply with all terms of the Permit Operating Agreement (including the indemnification obligations thereunder and all obligations thereunder to deliver certificates of insurance evidencing that all required insurance coverages are in place) as if it were the Transferee (as defined therein) thereunder and (ii) operate the Western Mines in compliance with all applicable legal requirements and the current mining and reclamation plans.

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Operating Company’s obligations under the above shall not be superseded by, but shall be in addition to, any obligations it may have under the Additional Agreements or the Consents to Operate (as defined below). The parties agree that for purposes of the AVS Agreement Operating Company will be treated as assuming operational responsibility for the Purchased Permits as of the Closing.

4. Transfer of Mining Permits and Satisfaction of Bonding Obligations:

•     As soon as reasonably practicable following the Closing Date, Operating Company will (i) prepare, in conjunction with Contura, the applications necessary to transfer the Purchased Permits (the “Permit Applications”) from Contura to Operating Company and (ii) submit the Permit Applications to the DEQ. Operating Company will use commercially reasonable efforts to cause the Permit Applications to be approved, and the Purchased Permits to be transferred, as promptly as possible. Notwithstanding the foregoing, Contura shall have the right to control the Permit Application process if it elects to do so.

•     Operating Company has submitted the reclamation bonds, for the benefit of the DEQ, that are required in connection with the release by DEQ at Closing of the Contura Bonds and the Real Property Collateral (the “Substitute Bonds”).

•     If it has not already done so, then as soon as reasonably practical (and in any event within 30 days) following the Closing Date, Operating Company will arrange to have one or more of sureties issue the reclamation bonds, for the benefit of the DEQ, that are required in connection with the submission of the Permit Applications. Operating Company will be the named principal on these bonds.

5. Government Leases

As soon as reasonably practicable following the Closing Date (and in any event within 10 days after the DOJ approves the DOJ Settlement Proposal), Operating Company will (i) prepare, in conjunction with the Seller Parties, the applications necessary to transfer to Operating Company the Federal and State of Wyoming leases for the Western Mines (the “Lease Applications”) and (ii) submit the Lease Applications to the BLM and the State of Wyoming as applicable. Operating Company will use commercially reasonable to cause the Lease Applications to be approved, and the leases to be transferred, as promptly as possible.

If it has not already done so, then as Operating Company will arrange, if required, to have one or more sureties issue the lease bonds, for the benefit of BLM and the State of Wyoming, that are required in connection with the submission of the Lease Applications and will submit the applicable bonds to the applicable agency within 10 days of request therefor by such agency.

6. Cooperation:	After the Closing Date, Contura will use commercially reasonable efforts to assist Operating Company with (i) submission of the Permit Applications and (ii) preparation of any documents necessary for the Real Property Transfer (as defined below).
7. Covenants:

Each Party agrees (i) to comply with its obligations under the Additional Agreements and (ii) not to (x) amend, waive or terminate, (y) seek any waiver of or (z) fail to use commercially reasonable efforts to enforce, any terms or conditions of any Additional Agreement (or terminate any

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Additional Agreement) without the consent of the other Party if such act or omission action could reasonably be expected to delay Closing, result in the Closing not occurring or otherwise adversely affect the other Party or any of its affiliates. Operating Company agrees to satisfy the Reclamation Obligations and to indemnify Contura and its affiliates for all Losses arising from or relating to the Reclamation Obligations. The term “Reclamation Obligations” includes all activities required under any applicable law or permit to prevent, mitigate or otherwise address the effects of mining activities (including the exploration, permitting, extraction, processing, storage and transportation of coal, non-coal minerals, natural gas and coalbed methane gas), including the reclamation or restoration of lands used for such activities. If any Party breaches any covenant in this Term Sheet it will indemnify the other Party and its affiliates for all losses, claims, liabilities, damages and expenses (including expenses of enforcing this indemnity or any other indemnity in this Term Sheet and including any inability to collect any amounts owing under the DIP Facility) (“Losses”) arising from or relating thereto.

If the DOJ Settlement Proposal is approved by the DOJ, Operating Company shall take such actions as are necessary so that promptly thereafter the parties thereto enter into a binding term sheet or definitive agreement on the terms of the DOJ Settlement Proposal and such binding term sheet or definitive agreement will be treated as an Additional Agreement and Operating Company shall use commercially reasonable efforts to cause any order of any bankruptcy court approving such binding term sheet or definitive agreement to be reasonably acceptable to Contura insofar as such order may affect Contura. Operating Company will use commercially reasonable efforts to obtain such approval. Operating Company will not revise the DOJ Settlement Proposal in a manner that is adverse to Contura without Contura’s consent. Effective as of the Closing, and regardless of the status of the DOJ Settlement Proposal, Operating Company will indemnify Contura and its affiliates for all Losses arising from or relating to any claims against Contura or its affiliates on account of royalties, severance taxes, OSMRE Abandoned Mine Land fees and other debt, and other amounts, and all interest and penalties relating to any of the foregoing, owing in respect of or relating to the Western Mines, including the Federal Royalty Claim (“Federal Claims Indemnity”).

Effective as of the Closing, Operating Company will indemnify Contura and its affiliates for all Losses arising from or relating to any claims by Campbell County or Wyoming in respect of any royalties, taxes, penalties and other amounts owing in respect of or relating to the Western Mines

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(collectively with the Federal Claims Indemnity, the “Government Claims Indemnities”).

Notwithstanding anything to the contrary herein, Operating Company?s indemnification obligations with respect to the Government Claims Indemnities will be limited to Losses attributable only to the period beginning on December 8, 2017.

Operating Company agrees to comply with (i) the Consent to Operate Under Permit to Mine (with respect to Permit to Mine No. 214) effective as of the date hereof between Contura Coal West and Operating Company and (ii) the Consent to Operate Under Permit to Mine (with respect to Permit to Mine No. 428) effective as of the date hereof between Contura Coal West and Operating Company (collectively, the “Consents to Operate”).

Neither Operating Company nor any of its affiliates shall issue any press releases or make any public statements with respect to this Term Sheet or the transactions contemplated hereby without the prior consent of Contura. Contura agrees to use commercially reasonable efforts to consult with Operating Company before issuing any press release or making any public statement with respect to this Term Sheet or the transactions contemplated hereby.

8. Cash Consideration:

On the Closing Date, and subject to the conditions set forth below, Contura will make a $81,269,302 cash payment to Operating Company (the “Closing Cash Consideration”). Within 15 business days of the Closing Date, Contura will make a cash payment to an escrow account in the amount of $8,730,698 (the “Second Payment”) pursuant to mutually agreed terms. The Parties may mutually agree that Contura will pay a portion of the Second Payment to Operating Company if such amount is secured by a guarantee acceptable to Contura.

9. Real Property:	Within 10 business days of the release to Contura of the Real Property Collateral by DEQ, Contura Land will convey pursuant to a quitclaim deed all of its right, title and interest in both the surface and mineral estate of each Ranch, and any other surface and/or mineral estates owned by Contura, or its controlled affiliates, in Wyoming, to Operating Company (the “Real Property Transfer”).
10. Specific Performance	Each Party shall be entitled to the remedy of specific performance to prevent any breach of this Term Sheet by the other party and no bond shall be required to be posted in connection therewith.
11. Termination	If the Closing has not occurred on or before October 18, 2019, either party hereto may terminate the rights and obligations under this Term Sheet at any time prior to Closing by written notice to the other party. No termination of this Term Sheet will release any Party from any liability for any pre-termination breach and the indemnities hereunder will survive any termination to the extent such indemnities relate to acts or omissions occurring prior to termination.

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12. Governing Law:	The provisions of this Term Sheet will be governed by, and interpreted in accordance with, the laws of the State of Delaware, excluding its choice of law principles.

Contura and Operating Company hereby agree that the foregoing accurately sets forth our understanding of the foregoing arrangements, and we now execute this Term Sheet as of the date first set forth above.

CONTURA ENERGY, INC.

By:	/s/ C. Andrew Eidson
Name:	C. Andrew Eidson
Title:	Executive Vice President and Chief Financial Officer

EAGLE SPECIALTY MATERIALS, LLC

By:	/s/ Michael T. Costello
Name:	Michael T. Costello
Title:	Authorized Representative

Annex A

1.	Neither Operating Company nor FM Coal will operate the Purchased Permits until such time as Operating Company or FM Coal posts reclamation bonds for the Purchased Permits in an amount that satisfies the Wyoming regulatory authority and meets all other federal, state, and local requirements that will allow Operating Company to operate the Purchased Permits.

2.	OSMRE will not attempt to link Contura Coal West to any Surface Mining Control and Reclamation Act of 1977, as revised (“SMCRA”) violation created by Operating Company from the time Operating Company or its designee or contractor, or any other Operating Company affiliate assumes operational responsibility for the Purchased Permits through and until the time that the Purchased Permits are transferred to Operating Company.

3.	OSMRE will not attempt to make Contura Coal West or any of the owners or controllers of Contura Coal West liable for the abatement of any SMCRA violation created by Operating Company from the time Operating Company or its designee or contractor, or any other Operating Company affiliate assumes operational responsibility for the Purchased Permits through and until the time that the Purchased Permits are transferred to Operating Company or its designee or any other Operating Company affiliate.

4.	Operating Company will use its best efforts to avoid creating mining conditions that will lead to the issuance of SMCRA violations and will promptly abate any such violation cited or pointed out by OSMRE or the Wyoming regulatory authority.

5.	Contura Coal West and Operating Company will work expeditiously in accordance with SMCRA and the Wyoming regulatory program to complete the transfer of the Purchased Permits;

6.	Operating Company will operate the two mines consistent with the current mining and reclamation plans for the two mines and will re-employ as many of the Debtors’ miners as possible.

7.	As long as Contura Coal West is the primary bonded party on the Purchased Permits, the Contura Coal West reclamation bonds can be called or forfeited in accordance with Wyoming's counterpart to SMCRA and the rules and regulations that implement it; provided, however, any such bond forfeiture shall not be linked to or held against Contura Coal West or any of its affiliates, officers, directors, owners or controllers under the Applicant Violator System. Contura Coal West's liability as the primary bonded entity will continue until such time as those reclamation bonds posted as of the date of the agreement among Contura Coal West, OSMRE, FM Coal and Operating Company (the “OSMRE Agreement”) are released or replaced under Wyoming law.

8.	The OSMRE Agreement does not establish any precedent and cannot be used by Contura Coal West or Operating Company or any other organization in an attempt to justify similar terms in any subsequent SMCRA case, administrative appeal, complaint, claim, case, or matter before the courts or administrative tribunals of the United States of America or any state.

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